APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Triskele Ventures, Inc. d.b.a Queen's Gambit Games and Hobby Shoppe
Balance Sheet - unaudited
For the period ended 01/31/2020

	Current Period 31-Jan-20	Prior Period 31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 104,098.68	$ 120,123.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	3,500.00	-
Prepaid Expenses	3,500.00	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	111,098.68	120,123.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	875.00	-
Computer Equipment	3,500.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	4,375.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 115,473.68	$ 120,123.00

LIABILITIES

Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	120,123.00	120,123.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	120,123.00	120,123.00
TOTAL LIABILITIES & EQUITY	**$ 120,123.00**	**$ 120,123.00**
Balance Sheet Check	(4,649.32)	-

Charles Russell Morgridge
I, _____, certify that:

1. The financial statements of Triskele Ventures Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Triskele Ventures Inc. has not been included in this Form as Triskele Ventures Inc. was formed on 12/05/2019 and has not filed a tax return to date.

Signature

DocuSigned by:
Charles Russell Morgridge
6E6F3008720342E...

Name: Charles Russell Morgridge

Title: Owner